FUNDRISE GROWTH TECH FUND, LLC (the “Fund”)

SUPPLEMENT DATED APRIL 23, 2025 TO THE PROSPECTUS DATED AUGUST 1, 2024

This Supplement supersedes certain disclosures contained in the Fund’s Prospectus.

Effective April 23, 2025, Foreside Fund Services, LLC (“Foreside” or the “Distributor”) serves as the Fund’s principal underwriter. In connection with the appointment of Foreside as the Fund’s underwriter, the following updates are made to the Fund’s Prospectus:

1.	The first sentence of the last paragraph in the section entitled “Conflicts of Interest,” beginning on page 64 of the Prospectus is hereby deleted.

2.	The following section entitled “Distribution of Fund Shares through the Principal Underwriter” is added to the section of the Prospectus entitled “Plan of Distribution,” beginning on page 79 of the Prospectus, immediately after the section entitled “About the Fundrise Platform”:

Distribution of Fund Shares Through the Principal Underwriter

Fund Shares may also be offered and distributed by Foreside Fund Services, LLC (“Foreside” or the “Distributor”). Foreside, with offices located at Three Canal Plaza, Suite 100, Portland, Maine 04101, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s Shares on a commercially reasonable efforts basis. The Fund’s Shares offered for sale through Foreside are sold at the Fund’s net asset value. Foreside may also enter into broker-dealer selling agreements with other broker-dealers for the sale and distribution of the Fund’s Shares.

The Distributor shall use commercially reasonable efforts to effect sales of the Shares but shall not be obligated to sell any certain number of Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund Shares.

Neither the Distributor nor any other party is obligated to purchase Shares from the Fund. Shares are offered without a sales charge.

Pursuant to the distribution agreement between the Fund and the Distributor (the “Distribution Agreement”), the Distributor is solely responsible for the costs and expenses incurred in connection with its qualification as a broker-dealer under state or federal laws. The Distribution Agreement also provides that the Fund will indemnify the Distributor and its affiliates and certain other persons against certain liabilities. The indemnification will not apply to actions of the Distributor, its officers, or employees in cases of their willful misfeasance, bad faith, or gross negligence in the performance of their duties or by reason of its reckless disregard of its obligations under the Distribution Agreement.

3.	The section entitled “How to Purchase Shares” on page 80 of the Prospectus is hereby amended and restated in its entirely, as follows:

How to Purchase Shares

This Prospectus and supplements hereto will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the Fund’s website at www.fundrisegrowthtechfund.com, as well as on the SEC’s website at www.sec.gov.

Investors seeking to purchase the Fund’s Shares should proceed as follows:

•	Read this entire Registration Statement and any supplements accompanying this Registration Statement.

•	Electronically complete, execute and deliver a copy of the subscription agreement, which is available on www.fundrise.com (or the Fund’s website at www.fundrisegrowthtechfund.com).

•	Electronically provide ACH instructions to the Fund for the full purchase price of the Fund’s Shares being subscribed for; note, however, for subscriptions in excess of $125,000, the Fund will require that the purchase price of the Fund’s Shares be provided via bank wire.

A purchase of Shares will be made at the NAV per share next-determined following receipt of a purchase order in good order by the Fund if received at a time when the Fund is open to new investments. A purchase order is in “good order” when the Fund, the Transfer Agent, an intermediary or, if applicable, an intermediary’s authorized designee receive all required information, including properly completed and signed documents, and the purchase order is approved by the Fund. Once the Fund (or one of its authorized agents described above) accepts a purchase order, you may not cancel or revoke it. The Fund reserves the right to cancel any purchase order it receives if the Fund believes that it is in the best interest of the Fund’s shareholders to do so.

By executing the subscription agreement and paying the total purchase price for the Fund’s Shares subscribed for, each investor agrees to accept and fully comply with the terms of the subscription agreement. Subscriptions will be binding upon investors but will be effective only upon the Fund’s acceptance of the subscribing investor as a member of the Fund, which will be based on the Fund’s (or one of its authorized agent’s) determination that the investor satisfies all of the terms and conditions of the subscription agreement. Prospective investors should carefully read the subscription agreement before purchasing Shares of the Fund. The Fund reserves the right to reject any subscription in whole or in part or pause accepting new subscriptions.

The Fund will not draw funds from any subscriber until your subscription is accepted.

If the offering terminates or if any prospective investor’s subscription is rejected, all funds received from such investors will be returned without interest or deduction. To the extent that the funds are not ultimately received by the Fund or are subsequently withdrawn by the subscriber, whether due to an ACH chargeback or otherwise, the subscription agreement will be considered terminated, and the subscriber will not be entitled to any Shares subscribed for or dividends that may have accrued.

The Fund reserves the right to reject any initial or additional investment and to suspend the offering of Shares.

4.	The section entitled “Transactions Through Your Financial Intermediary” on page 81 of the Prospectus is hereby amended and restated in its entirely, as follows:

Transactions Through Your Financial Intermediary

Shareholders may invest in the Fund through a financial intermediary. Your financial intermediary is responsible for ensuring that your order is made in accordance with the subscription procedures described above under “How to Purchase Shares.” Purchase through a financial intermediary does not affect these subscription procedures.

Financial intermediaries may charge fees for the services they provide to you in connection with processing your transaction order or maintaining your account with them. Each financial intermediary may also have its own rules about minimum initial investment amounts, minimum account balances, share transactions and limits on the number of share transactions you are permitted to make in a given time period. The Fund has the discretion to modify or waive these requirements. For more information about your financial intermediary’s rules and procedures, you should contact your financial intermediary directly.

Financial intermediaries may purchase Fund shares through the Fundrise Platform, or pursuant to selling agreements with the Fund’s Distributor.

If you purchase the Fund through a financial intermediary, the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s Web site for more information.

5.	The section entitled “Custodian and Transfer Agent” on page 84 of the Prospectus is hereby amended and restated in its entirely, as follows:

CUSTODIANS AND TRANSFER AGENTS

The Bank of New York Mellon (“BNY”), which has its principal offices at 240 Greenwich Street, New York, New York 10286, and Inspira Financial Trust, LLC (“Inspira”), which has principal offices at 2001 Spring Road, Oak Brook, Illinois 60523, each serve as a custodian for the securities and cash of the Fund’s portfolio pursuant to separate Custody Agreements with the Fund. Under the Custodian Agreements, BNY and Inspira hold the Fund’s assets in safekeeping and keep all necessary records and documents relating to their duties.  The Fund may decide in the future to self-custody its assets, including securities, cash and other assets. In the event that the Fund elects to self-custody assets in the future, the Fund will do so in accordance with the requirements of Rule 17f-2 under the 1940 Act.

Computershare, Inc. and its wholly-owned subsidiary Computershare Trust Company, N.A. (together with Computershare, Inc., “Computershare”), which has its principal office at 150 Royall Street, Canton, Massachusetts 02021, serves as the Fund’s transfer agent. BNY Mellon Investment Servicing (US) Inc. (“BNYMIS”), which has its principal office at 240 Greenwich Street, New York, New York 10286, serves as an additional transfer agent for the Fund.

*          *          *

For more information, please contact a Fund customer service representative toll free at

(202) 584-0550.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

FUNDRISE GROWTH TECH FUND, LLC (the “Fund”)

SUPPLEMENT DATED APRIL 23, 2025 TO THE STATEMENT OF ADDITIONAL INFORMATION (“SAI”) DATED AUGUST 1, 2024

This Supplement supersedes certain disclosures contained in the Fund’s SAI.

1.	The chart on page 34 of the Fund’s SAI entitled “MANAGEMENT OF THE FUND – Directors and Officers” is amended to remove references to Michelle A. Mirabal and to add the following:

Name and Year of Birth	Position(s) Held	Length of Time Served(1)	Principal Occupation(s) During Past 5 Years

Bjorn J. Hall (1980)	Secretary and Chief Compliance Officer	09/2024 to Present	Chief Compliance Officer and General Counsel, Fundrise Advisors, LLC and Rise Companies (since 2014) and officer of certain funds in the Fund Complex (since 2024).

(1)	The term of office for each officer will continue indefinitely.

2.	The section entitled “No Independent Underwriter,” on page 46 of the Fund’s SAI is hereby deleted in its entirety.

3.	The section entitled “Custodian and Transfer Agent” on page 59 of the SAI is hereby amended and restated in its entirely, as follows:

CUSTODIANS AND TRANSFER AGENTS

The Bank of New York Mellon (“BNY”), which has its principal offices at 240 Greenwich Street, New York, New York 10286, and Inspira Financial Trust, LLC (“Inspira”), which has principal offices at 2001 Spring Road, Oak Brook, Illinois 60523, each serve as a custodian for the securities and cash of the Fund’s portfolio pursuant to separate Custody Agreements with the Fund. Under the Custodian Agreements, BNY and Inspira hold the Fund’s assets in safekeeping and keep all necessary records and documents relating to their duties.  The Fund may decide in the future to self-custody its assets, including securities, cash and other assets. In the event that the Fund elects to self-custody assets in the future, the Fund will do so in accordance with the requirements of Rule 17f-2 under the 1940 Act.

Computershare, Inc. and its wholly-owned subsidiary Computershare Trust Company, N.A. (together with Computershare, Inc., “Computershare”), which has its principal office at 150 Royall Street, Canton, Massachusetts 02021, serves as the Fund’s transfer agent. BNY Mellon Investment Servicing (US) Inc. (“BNYMIS”), which has its principal office at 240 Greenwich Street, New York, New York 10286, serves as an additional transfer agent for the Fund.

4.	A new section entitled “Distributor” is added following the section entitled “Custodian and Transfer Agent” on page 59 of the Fund’s SAI, which reads as follows:

Foreside Fund Services, LLC, located at Three Canal Plaza, Suite 100, Portland, Maine 04101 (the “Distributor”), serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s Shares on a commercially reasonable efforts basis. The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund Shares. The Fund’s Shares are being offered through the Distributor at NAV. The Distributor shall use commercially reasonable efforts to effect sales of the Shares but shall not be obligated to sell any certain number of Shares. The Distributor also may enter into selling agreements with financial intermediaries for the sale and distribution of the Fund’s Shares.

Financial intermediaries may charge fees for the services they provide to you in connection with processing your transaction order or maintaining your account with them. The Fund may impose fees relating to Fund shares sold through financial intermediaries that enter into a selling agreement with the Distributor. See the Prospectus for more information.

*          *          *

For more information, please contact a Fund customer service representative toll free at

(202) 584-0550.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE